SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 01, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration n° 02.570.688/0001-70
Board of Trade n° 53.3.0000581-8

Publicly Held Company
CVM (Brazilian Securities and Exchange Commission) n° 01768-0

Minutes of the Board of Directors Meeting
Held on January 29, 2004

Date, time and place:
On January 29th (twenty ninth) 2004, at 11:00 a.m., at Av. Presidente Wilson n° 231, 28th floor (part), City of Rio de Janeiro, Rio de Janeiro state.

Call Notice:
Letter dated on January 22nd, 2004, written by the Chairman of the Board of Directors, Mr. Luis Octavio da Motta Veiga (doc. I).

Attendance:
The following title members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) attended the meeting: Luis Octavio da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Carlos Alberto de Araújo and Lênin Florentino de Faria.

Board:
Beginning the meeting, Mr. Luis Octavio da Motta Veiga, the Chairman, invited Mr. Gabriel Filipe Corrêa de Andrade to be the secretary of the meeting.

Order of the Day:
(i)	Deliberate over the adjustment in the limits of “Fund Raising Alternatives” on the Fund Raising Program of its subsidiary Brasil Telecom S.A. for 2004; and

(ii)	Deliberate over the extension of the target of audit services offered by the external auditor consultancy - KPMG Independent Auditors.

Deliberations:
Initially, Mr. Chairman registered the Vote Instruction for the Board members appointed by Invitel, pursuant to Law 6,404/76, paragraphs 8 and 9 of article 118. A copy of the Vote Instruction was filed in the headquarters of BTP (doc. II).

(1)

Analyzing the first item of the Order of Day, Mr. Chairman read to the members of the Board of Directors BTP’s management proposal regarding BTP’s for the adjustment in the limits of “Fund Raising Alternatives” on the Fund Raising Program of its subsidiary Brasil Telecom S.A. (“BT”) for 2004 (doc. III). Being submitted to vote, it was deliberated, by unanimity of the Directors in attendance, the approval of BTP’s management proposal for the adjustment in the limits of “Fund Raising Alternatives” on the Fund Raising Program of its subsidiary Brasil Telecom S.A. for 2004 (doc. III).

(2)

Then, Mr. Chairman bring the second item of the Order of the Day to analysis, to be known, the deliberation over BTP’s management proposal for the extension of the target of audit services offered by the external auditor consultancy - KPMG Independent Auditors (doc. IV). Being submitted to vote, it was deliberated, by unanimity of the Directors in attendance, the approval of BTP's management proposal for the extension of the target of audit services offered by the external auditor consultancy - KPMG Independent Auditors (doc. IV).

Adjournment:
With nothing more to discuss, the meeting was adjourned for the drawing up of the minutes herein, which after being read, were approved by the Directors.

This document is a copy of the original signed in proper book. Minutes filled in the Board of Trade of the Federal District under #20040122298.

Rio de Janeiro, January 29, 2004.

Luis Octavio da Motta Veiga	Gabriel Filipe Corrêa de Andrade
Chairman	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer